SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2004

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

24 August 2005	Matav - Cable Systems Media Ltd. (Registrant) BY: /S/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

BUSINESS NEWS

FOR IMMEDIATE RELEASE

Matav Second Quarter Earnings Release and Conference Call Rescheduled
for August 24, 2005

NETANYA, Israel – August 22, 2005 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV) announced that it will release its second-quarter 2005 results on Wednesday, August 24, 2005, during pre-market hours, instead of on Tuesday, August 23, as previously announced.

Following the earnings announcement, Matav will host a conference call at 10:00 a.m. EST. The call can be accessed by dialing: 1-866-860-9642 in the United States and 011-972-3-9180600 internationally.

A replay of the call will be available beginning at approximately 13:00 p.m. EST until Thursday August 25, 2005 at 13:00 p.m EST. To listen to the replay, please call 1-866-500-4964 in the United States, and 011-972-3-9255947 internationally.

About Matav:

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s current investments include 1.2 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:
Ayelet Shiloni	Integrated Investor Relations	Tel.+972-3-6356790